Issuer Free Writing Prospectus dated May 12, 2015

Relating to Preliminary Prospectus dated May 1, 2015

Filed Pursuant to Rule 433 Registration No. 333-203296

FENIX PARTS, INC.

Recent Developments

Preliminary First Quarter Results

We and the Founding Companies, which we will not control until after completion of our initial public offering, are currently in the process of finalizing our financial results for the three months ended March 31, 2015. Based on preliminary information, we estimate that, for the three months ended March 31, 2015, aggregate revenues at Founding Companies Eiss Brothers, GO Auto, Jerry Brown and Leesville increased by approximately 11.5% to approximately $15.2 million, as compared to $13.6 million in the same period of 2014. These revenues are primarily from the sale of recycled OEM parts, which represents approximately 90% of the revenues of these Founding Companies. Standard and the Beagell Group each experienced lower revenues in the first quarter due to lower scrap prices, which negatively impacted their self-service operations, and Standard’s decision to accumulate scrap with a view to selling it when scrap prices stabilize. Despite the negative effect of lower scrap prices and the deferral of scrap sales, we estimate that pro forma total revenues remained relatively stable and will be between $26.2 – 27.2 million, as compared to $27.2 million for the same period in 2014.

The preliminary financial data presented above are subject to the completion of our normal quarter-end accounting procedures and adjustments and are subject to change. We currently expect that our final results will be consistent with the estimates described above. However, the estimates described above are preliminary and based on the most current information available to management. Our actual results may differ materially from these estimates due to the completion of our final closing procedures, final adjustments and other developments that may arise between now and the time our results for the quarter ended March 31, 2015 are finalized. This preliminary financial data have been prepared by and are the responsibility of our management. BDO USA, LLP has not audited or reviewed or performed any procedures with respect to this preliminary financial data. Accordingly, BDO USA, LLP does not express an opinion or any other form of assurance with respect thereto. In addition, these estimated results are not necessarily indicative of our results for the full fiscal year or any future period.

The foregoing preliminary financial data constitute forward looking statements. Actual results may vary materially from the information contained in these forward-looking statements based on a number of important factors. Please refer to the section entitled “Cautionary Disclosure Regarding Forward-Looking Statements” in this prospectus for additional information.

Outlook

Consistent with recent trends in the business operations of the Founding Companies, we believe that the second quarter also will be characterized by higher recycled original equipment revenues and a soft but more stable scrap market. In addition, our currently-private Founding Companies will have a short taxable year upon the closing of the offering and the contingently concurrent business combinations, and we believe that they will employ their normal year-end tax planning strategies.

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To review the Preliminary Prospectus, click the following link on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1615153/000119312515166406/d763482ds1a.htm

We have filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission for the offering to which this presentation relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents we have has filed with the Securities and Exchange Commission for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by calling BMO Capital Markets Corp. toll free at 1-800-414-3627 or by e-mail to bmoprospectus@bmo.com or by calling Stifel, Nicolaus & Company, Incorporated toll-free at 1-855-300-7136.